Exhibit 99.1

For Immediate Release

BCE reports results of Series AI and AJ preferred share conversions

MONTRÉAL, July 23, 2021 – BCE Inc. (TSX, NYSE: BCE) today announced that 12,985 of its 5,949,884 fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (“Series AI Preferred Shares”) have been tendered for conversion on August 1, 2021, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (“Series AJ Preferred Shares”). In addition, 3,598,141 of its 8,050,116 Series AJ Preferred Shares have been tendered for conversion on August 1, 2021, on a one-for-one basis, into Series AI Preferred Shares. Consequently, on August 1, 2021, BCE will have 9,535,040 Series AI Preferred Shares and 4,464,960 Series AJ Preferred Shares issued and outstanding. The Series AI Preferred Shares and the Series AJ Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.I and BCE.PR.J, respectively.

The Series AI Preferred Shares will pay on a quarterly basis, for the five-year period beginning on August 1, 2021, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.39%.

The Series AJ Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on August 1, 2021, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AJ Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Investor Relations

1-800-339-6353

investor.relations@bell.ca

1/1